UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 25, 2019

BANCORP OF NEW JERSEY, INC.

(Exact name of registrant as specified in its charter)

New Jersey	001-34089	20-8444387
(State or other jurisdiction of	(Commission file number)	(IRS Employer
incorporation or organization)		Identification No.)

1365 Palisade Ave, Fort Lee, New Jersey 07024

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (201) 944-8600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, no par value	BKJ	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company                ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.        ☐

Item 8.01	Other Events

As previously disclosed, on August 15, 2019, Bancorp of New Jersey, Inc., a New Jersey corporation (the “Company”) and ConnectOne Bancorp, Inc., a New Jersey corporation (“ConnectOne”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company will merge with and into ConnectOne (the “Merger”).

On October 18, 2019, an action captioned Paul Parshall v. Bancorp of New Jersey, Inc. et al., Docket No. C-276-19 (the “Action”), was filed in the Superior Court of New Jersey, Bergen County, Chancery Division, on behalf of a purported class of Company shareholders against the Company, its current directors and ConnectOne (collectively, the “Defendants”). The complaint in the Action alleges, among other things, that the registration statement on Form S-4 filed by ConnectOne on September 27, 2019 in connection with the Merger (as amended, the “Registration Statement”) omits material information with respect to the Merger, and therefore the plaintiff in the Action asserts causes of action alleging various breaches of fiduciary duties by the Defendants.

The Defendants believe that the Action is entirely without merit, and deny that any further disclosure beyond that already contained in the Registration Statement is required under applicable law to supplement the Registration Statement, and the joint proxy statement included therein, which has subsequently been disseminated to Company and ConnectOne shareholders. Nevertheless, to avoid the risk that the Action may delay or otherwise adversely affect the consummation of the Merger and to minimize the expense of defending such Action, the Defendants are making the following supplemental disclosures (the “Litigation-Related Supplemental Disclosures”). Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the Litigation-Related Supplemental Disclosures set forth herein.

The Litigation-Related Supplemental Disclosures supplement the proxy statement filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 22, 2019 (the “Proxy Statement”) and should be read in conjunction with the Proxy Statement, which Proxy Statement should be read in its entirety, along with periodic reports and other information the Company has filed with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references below are to pages in the Proxy Statement, and terms used below, unless otherwise defined herein, have the meanings set forth in the Proxy Statement.

Litigation-Related Supplemental Disclosures

Opinion of Sandler O’Neill & Partners, L.P.

The disclosure under the heading “THE MERGER—Opinion of BONJ’s Financial Advisor— Comparable Company Analyses” is hereby amended by deleting the table of company names at the bottom of page 76 (the BONJ Peer Group) of the Proxy Statement and replacing it with the following:

Financial Data as of or for the Period Ending June 30, 2019			Balance Sheet / Asset Quality					Capital Position								LTM Profitability								Valuation
Market Data as of August 14, 2019																								Price /
						NPAs ¹ /						Total		CRE/						Net				Tang.		Current
			Total	Loans /		Total		TCE/		Leverage		RBC		Total						Interest		Efficiency		Book	LTM	Dividend	Market
			Assets	Deposits		Assets		TA		Ratio		Ratio		RBC		ROAA		ROAE		Margin		Ratio		Value	EPS	Yield	Cap
Company	City, State	Ticker	($mm)	(%)		(%)		(%)		(%)		(%)		(%)		(%)		(%)		(%)		(%)		(%)	(x)	(%)	($mm)
Adirondack Trust Company ²	Saratoga Springs, NY	ADKT	1,168	74.5		0.18		9.10		10.11		15.03		247.9		1.08		10.54		3.38		69.17		126	10.4	3.0	131
Lyons Bancorp, Inc.	Lyons, NY	LYBC	1,139	79.0	[4]	0.44	[4]	7.50	[7]	8.33	[4]	12.36	[4]	124.6	[4]	1.02	[4]	13.16	[4]	3.64	[4]	65.80	[4]	146	12.1	3.1	125
Bank of Utica ²	Utica, NY	BKUT	1,110	8.5		0.20		20.87		21.10		21.28		15.5		1.37		6.52		1.81		50.96		58	9.2	2.8	113
Empire Bancorp, Inc.	Islandia, NY	EMPK	1,037	73.6		0.40	[4]	7.63	[7]	8.90	[4]	14.57	[4]	424.6	[4]	0.35		4.99		2.58		81.44		101	27.0	0.0	98
Pathfinder Bancorp, Inc.	Oswego, NY	PBHC	1,013	85.7		0.71	[4]	8.22		7.90	[4]	12.30	[4]	137.5	[4]	0.34		4.26		2.94		82.17		92	18.7	1.8	61
First Commerce Bank	Lakewood, NJ	CMRB	1,000	90.4		2.56		13.82		13.91		18.86		177.0		1.00		7.31		3.75		56.47		98	14.0	0.0	135
Solvay Bank Corporation ²	Solvay, NY	SOBS	937	75.2		0.33		9.06		9.46		16.04		101.0	[5]	0.95		10.79		2.88		62.86		102	10.1	3.5	87
Berkshire Bancorp Inc. ³	New York, NY	BERK	764	63.3		0.52	[6]	20.99		20.50		35.10		250.2	[6]	0.76		3.60		3.58		62.74		118	33.7	0.0	190
Esquire Financial Holdings, Inc.	Jericho, NY	ESQ	732	82.6		0.00		13.97		12.85	[4]	17.78	[4]	179.0	[4]	1.64		11.91		4.85		55.70		166	15.7	0.0	170
Elmira Savings Bank	Elmira, NY	ESBK	610	97.0		0.81		7.69		8.11		12.51		114.9		0.62		6.17		3.19		76.43		112	14.2	6.3	51

The disclosure under the heading “THE MERGER—Opinion of BONJ’s Financial Advisor— Comparable Company Analyses” is hereby amended by deleting the table of company names at the top of page 78 (ConnectOne Peer Group) of the Proxy Statement and replacing it with the following:

Financial Data as of or for the Period Ending June 30, 2019			Balance Sheet / Asset Quality			Capital Position				LTM Profitability				Valuation
Market Data as of August 14, 2019														Price /
					NPAs ¹ /			Total	CRE/			Net		Tang.		2019	2020	Current
			Total	Loans /	Total	TCE/	Leverage	RBC	Total			Interest	Efficiency	Book	LTM	Est.	Est.	Dividend	Market
			Assets	Deposits	Assets	TA	Ratio	Ratio	RBC	ROAA	ROAE	Margin	Ratio	Value	EPS	EPS²	EPS²	Yield	Cap
Company	City, State	Ticker	($mm)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($mm)
Provident Financial Services, Inc.	Jersey City, NJ	PFS	9,938	106.1	0.86	10.04	10.14	13.05	413.6	1.30	9.30	3.42	53.01	161	11.8	13.1	13.0	4.0	1,534
NBT Bancorp Inc.	Norwich, NY	NBTB	9,636	91.7	0.30	8.41	9.88	13.21	157.1	1.24	11.61	3.61	59.38	197	13.2	13.3	13.5	2.9	1,547
OceanFirst Financial Corp.	Toms River, NJ	OCFC	8,029	96.3	0.47	9.76	10.06	14.36	241.7	1.17	8.49	3.70	54.01	145	11.5	10.2	9.8	3.2	1,066
Flushing Financial Corporation	Uniondale, NY	FFIC	6,946	115.6	0.29	7.89	8.72	13.22	550.7	0.70	8.65	2.57	66.31	99	11.6	12.2	11.8	4.3	539
Tompkins Financial Corporation	Ithaca, NY	TMP	6,654	97.3	0.39	8.50	9.25	13.34	242.3	1.19	12.94	3.34	62.50	210	14.8	14.8	14.4	2.6	1,166
Kearny Financial Corp.	Fairfield, NJ	KRNY	6,635	112.8	0.31	14.29	14.14	23.22	329.9	0.63	3.52	2.56	63.15	123	27.2	25.6	27.8	1.9	1,094
Dime Community Bancshares, Inc.	Brooklyn, NY	DCOM	6,498	124.7	0.05	8.58	8.83	13.58	697.5	0.77	8.04	2.37	57.40	131	15.0	14.4	13.4	2.8	724
Lakeland Bancorp, Inc.	Oak Ridge, NJ	LBAI	6,407	96.8	0.31	8.61	9.30	13.60	397.6	1.10	10.14	3.36	56.06	140	11.3	10.7	10.5	3.3	754
TrustCo Bank Corp NY	Glenville, NY	TRST	5,228	87.5	0.69	9.85	9.97	20.03	20.1	1.21	12.34	3.27	55.18	144	12.3	12.6	12.4	3.6	743
Amalgamated Bank	New York, NY	AMAL	4,938	80.4	1.22	9.24	9.04	14.67	312.4	1.00	10.81	3.61	64.91	107	10.5	10.3	9.4	1.6	488
Peapack-Gladstone Financial Corporation	Bedminster, NJ	PGC	4,871	98.4	0.72	9.55	10.01	15.14	367.1	0.98	9.53	2.69	61.14	113	11.8	11.2	10.0	0.7	512
Northfield Bancorp, Inc.	Woodbridge, NJ	NFBK	4,768	101.2	0.53	13.57	14.06	17.10	399.4	0.81	5.41	2.66	58.91	117	20.1	19.6	20.1	2.9	755
Bridge Bancorp, Inc.	Bridgehampton, NY	BDGE	4,715	89.4	0.31	7.96	8.10	13.30	348.6	0.96	9.58	3.27	55.98	148	12.3	10.8	9.8	3.4	532
Financial Institutions, Inc.	Warsaw, NY	FISI	4,314	90.8	0.25	7.77	8.55	12.57	185.5	0.96	10.22	3.21	60.72	140	11.6	10.4	10.2	3.5	456
First of Long Island Corporation	Glen Head, NY	FLIC	4,202	97.2	0.09	9.31	9.30	16.00	285.3	0.99	10.82	2.60	50.98	134	12.9	12.5	12.0	3.2	523

The disclosure under the heading “THE MERGER—Opinion of BONJ’s Financial Advisor —Analysis of Precedent Transactions” is hereby amended by deleting the table of Acquiror and Target names at the top of page 79 (the Regional Precedent Transactions group) of the Proxy Statement and replacing it with the following:

					Transaction Information					Seller Information
						Price/		Core	1-Day
					Deal	LTM		Deposit	Market	Total	TCE/	LTM	Res./	NPAs ¹/
				Annc.	Value	Earnings	TBV	Premium	Premium	Assets	TA	ROAA	Loans	Assets
Acquiror	St	Target	St	Date	($mm)	(x)	(%)	(%)	(%)	($mm)	(%)	(%)	(%)	(%)
OceanFirst Financial Corp.	NJ	Country Bank Holding Co.	NY	08/09/19	102.2	9.8	151	7.5	44.6	728.5	7.9	1.48	1.26	0.91
OceanFirst Financial Corp.	NJ	Two River Bncp	NJ	08/09/19	182.8	15.4	174	9.5	53.7	1,153.8	9.1	1.05	1.22	0.80
Investors Bancorp Inc	NJ	Gold Coast Bancorp Inc.	NY	07/24/19	63.6	27.3	138	5.2	21.8	562.6	8.0	0.43	0.96	0.00
Valley National Bancorp	NJ	Oritani Financial Corp.	NJ	06/26/19	744.0	13.7	138	10.2	0.5	4,074.7	13.0	1.28	0.81	0.27
Columbia Financial Inc. (MHC)	NJ	Stewardship Financial Corp.	NJ	06/07/19	137.2	17.3	167	8.2	77.0	961.1	8.6	0.83	1.07	0.77
Berkshire Hills Bancorp Inc.	MA	SI Financial Group Inc.	CT	12/11/18	182.5	27.3	118	2.6	13.2	1,607.1	9.7	0.41	1.10	1.17
Independent Bank Corp.	MA	Blue Hills Bancorp Inc	MA	09/20/18	725.4	35.0	178	19.2	12.0	2,741.2	14.3	0.70	0.89	0.52
ConnectOne Bancorp, Inc.	NJ	Greater Hudson Bank	NY	07/12/18	76.3	NM	145	6.8	15.2	519.6	10.1	(0.59)	2.08	1.09
People's United Financial Inc.	CT	First Connecticut Bancorp, Inc	CT	06/19/18	552.3	29.9	187	13.0	24.3	3,137.6	8.8	0.57	0.80	0.71

The disclosure under the heading “THE MERGER—Opinion of BONJ’s Financial Advisor —Analysis of Precedent Transactions” is hereby amended by deleting the table of Acquiror and Target names in the middle of page 79 (the Nationwide Precedent Transactions group) of the Proxy Statement and replacing it with the following:

					Transaction Information					Seller Information
						Price/		Core	1-Day
					Deal	LTM		Deposit	Market	Total	TCE/	LTM	Res./	NPAs ¹/
				Annc.	Value	Earnings	TBV	Premium	Premium	Assets	TA	ROAA	Loans	Assets
Acquiror	St	Target	St	Date	($mm)	(x)	(%)	(%)	(%)	($mm)	(%)	(%)	(%)	(%)
Heartland Financial USA Inc.	IA	Rockford B&TC	IL	08/13/19	59.2	NM	129	4.7	-	523.4	8.8	0.11	1.43	1.41
Three Rivers FCU	IN	West End Bank S.B.	IN	08/01/19	43.3	25.0	143	8.2	-	301.2	10.1	0.57	1.17	0.27
Investors Bancorp Inc	NJ	Gold Coast Bancorp Inc.	NY	07/24/19	63.6	27.3	138	5.2	21.8	562.6	8.0	0.43	0.96	0.00
Carolina Financial Corp.	SC	Carolina Trust BancShares Inc.	NC	07/15/19	100.1	28.1	168	10.1	39.4	621.3	9.6	0.54	0.86	1.01
ACNB Corp.	PA	Frederick County Bancorp	MD	07/02/19	61.3	21.8	163	8.0	41.5	442.4	8.2	0.65	1.00	0.46
First Financial Corp.	IN	HopFed Bancorp Inc.	KY	01/07/19	133.3	31.8	152	8.5	40.8	904.9	9.7	0.43	0.68	0.98
Delmar Bancorp	MD	Virginia Partners Bank	VA	12/13/18	55.5	NM	135	6.8	(2.2)	420.1	9.8	0.32	1.22	0.01
Berkshire Hills Bancorp Inc.	MA	SI Financial Group Inc.	CT	12/11/18	182.5	27.3	118	2.6	13.2	1,607.1	9.7	0.41	1.10	1.17
First Midwest Bancorp Inc.	IL	Bridgeview Bancorp Inc.	IL	12/06/18	144.6	NM	128	3.4	-	1,259.9	11.0	0.19	0.81	1.31
Horizon Bancorp Inc.	IN	Salin Bancshares Inc.	IN	10/29/18	135.5	NM	162	7.4	-	893.1	10.1	0.55	1.36	0.64
Orrstown Financial Services	PA	Hamilton Bancorp Inc	MD	10/23/18	58.4	NM	126	4.3	16.7	525.3	8.9	(1.07)	0.74	2.14
Independent Bank Corp.	MA	Blue Hills Bancorp Inc	MA	09/20/18	725.4	35.0	178	19.2	12.0	2,741.2	14.3	0.70	0.89	0.52
Park National Corp.	OH	CAB Financial Corp.	SC	09/13/18	143.5	28.0	183	13.6	54.3	730.7	10.2	0.70	1.00	0.58

The disclosure under the heading “THE MERGER—Opinion of BONJ’s Financial Advisor— Net Present Value Analyses” is hereby supplemented by adding the following to the first paragraph thereunder as a new third sentence following the number “165%”, contained in the middle of page 80 of the Proxy Statement:

Sandler O’Neill selected these price to earnings and tangible book value multiples based on Sandler O’Neill’s review of, among other matters, the trading multiples of selected companies that Sandler O’Neill deemed to be comparable to BONJ.

The disclosure under the heading “THE MERGER—Opinion of BONJ’s Financial Advisor— Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Budget Variance) at the top of page 81 of the Proxy Statement:

The following table describes the discount rate calculation for BONJ common stock prepared by Sandler O’Neill. In its normal course of business, Sandler O’Neill employs the Duff & Phelps Cost of Capital Navigator in determining an appropriate discount rate in which the discount rate equals the sum of the risk free rate, the equity risk premium, the size premium and the industry premium.

Risk Free Rate	3.50%	Per Duff & Phelps Normalized Rate

Equity Risk Premium	5.50%	Per Duff & Phelps Cost of Capital Navigator

Size Premium	3.39%	Per Duff & Phelps Cost of Capital Navigator

Industry Premium	0.77%	Per Duff & Phelps Cost of Capital Navigator

Discount Rate	13.16%

The disclosure under the heading “THE MERGER—Opinion of BONJ’s Financial Advisor— Net Present Value Analyses” is hereby supplemented by adding the following to the first full paragraph on page 81 of the Proxy Statement as a new third sentence following the number “160%”:

Sandler O’Neill selected these price to earnings and tangible book value multiples based on Sandler O’Neill’s review of, among other matters, the trading multiples of selected companies that Sandler O’Neill deemed to be comparable to ConnectOne.

The disclosure under the heading “THE MERGER—Opinion of BONJ’s Financial Advisor— Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Budget Variance) at the top of page 82 of the Proxy Statement:

The following table describes the discount rate calculation for ConnectOne common stock prepared by Sandler O’Neill. In its normal course of business, Sandler O’Neill employs the Duff & Phelps Cost of Capital Navigator and Bloomberg in determining an appropriate discount rate in which the discount rate equals the risk free rate plus the product of the 2-year beta for ConnectOne common stock and the equity risk premium, plus the size premium.

Risk Free Rate	3.50%	Per Duff & Phelps Normalized Rate

2 Year Beta of Stock	100.3%	Bloomberg

Equity Risk Premium	5.50%	Per Duff & Phelps Cost of Capital Navigator

Size Premium	3.39%	Per Duff & Phelps Cost of Capital Navigator

Discount Rate	12.41%

The first paragraph under the heading “THE MERGER—Opinion of BONJ’s Financial Advisor—Pro Forma Transaction Analysis” on page 82 of the Proxy Statement is hereby amended and restated in its entirety as follows:

Sandler O’Neill analyzed certain potential pro forma effects of the transaction on ConnectOne assuming the transaction closes on December 31, 2019. Sandler O’Neill also utilized the following information and assumptions: (a) estimated net income for BONJ for the year ending December 31, 2019 with estimated annual net income growth rates for the years ending December 31, 2020 through December 31, 2023, as provided by the senior management of ConnectOne and its representatives, (b) the publicly available mean analyst earnings per share estimate for ConnectOne for the year ending December 31, 2019, as well as estimated earnings per share for ConnectOne for the year ending December 31, 2020, an estimated long-term annual earnings per share growth rate for the years ending December 31, 2021 through December 31, 2023, and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by senior management of ConnectOne and its representatives, and (c) certain assumptions relating to purchase accounting adjustments, transaction expenses, cost-savings and the ConnectOne Stock Buyback Transactions, as provided by the senior management of ConnectOne and its representatives. The analysis indicated that the transaction could be accretive to ConnectOne’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2020 through December 31, 2023 by 4.0%, 4.8%, 4.2% and 3.8%, respectively, dilutive to ConnectOne’s estimated tangible book value per share at closing, December 31, 2020, December 31, 2021, and December 31, 2022 by 3.1%, 2.0%, 1.1% and 0.3%, respectively, and accretive to ConnectOne’s estimated tangible book value per share by 0.2% at December 31, 2023.

Background of the Merger

The following disclosure supplements the discussion beginning on page 49 of the Proxy Statement under the heading “THE MERGER - Background of the Merger”. The section is supplemented by adding the following to the end of the second paragraph on page 52 of the Proxy Statement, after the sentence stating “ConnectOne and BONJ executed a confidentiality agreement on June 4, 2019, while Party A and Party B executed confidentiality agreements on June 4, 2019 and June 6, 2019, respectively.”:

Each confidentiality agreement contained a standstill provision for a period of twelve months from the date of execution (a “Standstill”) preventing each of ConnectOne, Party A and Party B from, among other things, acquiring, agreeing to acquire or offering or assisting in acquiring equity securities of BONJ or offering to enter into any merger or other business combination involving BONJ, unless there was advanced written authorization from an authorized representative of BONJ. Each confidentiality agreement also contained a provision stating that each of ConnectOne, Party A and Party B was not permitted to ask for a waiver of the Standstill.

Additional Information and Where to Find It

In connection with the proposed Merger, the Company has filed with the SEC and furnished to the Company’s shareholders the Proxy Statement, which was filed with the SEC on October 22, 2019. Shareholders are urged to read the Proxy Statement in its entirety because it contains important information about the proposed Merger. Investors and security holders may obtain a free copy of documents filed by the Company, including the Proxy Statement, with the SEC at the SEC’s website at http://www.sec.gov. These documents may also be obtained, free of charge, from the Company at the “Investor Relations” section of the Company’s website at www.bonj.net.

Proxy Solicitation

The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed Merger under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Proxy Statement.

Forward-Looking Statements

All non-historical statements in this Current Report on Form 8-K (including, without limitation, statements regarding the pro forma effect of the proposed Merger, cost savings, anticipated expense, the accretive nature of the proposed transaction, revenue enhancement opportunities, anticipated capital ratios and capital, positioning, value creation, growth prospects and timing of the closing) constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction contemplated by the Merger, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made. Except to the extent required by applicable law or regulation, the Company assumes no duty to update forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements: the ability to meet other closing conditions to the Merger, including approval by the shareholders of the Company and ConnectOne, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating Company business or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ clients, customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Further information regarding the Company and factors which could affect the forward-looking statements contained herein can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its other filings with the SEC.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANCORP OF NEW JERSEY, INC.

Dated: November 25, 2019	By:	/s/ Nancy E. Graves
		Name:	Nancy E. Graves
		Title:	President and CEO